                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.      )*


                       CHINA YUCHAI INTERNATIONAL LIMITED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   G210821050
                                 (CUSIP Number)

                                FEBRUARY 23, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [x]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G210821050
--------------------------------------------------------------------------------
    1       Names of Reporting Persons:
            I.R.S. Identification Nos. of above persons (entities only).

            Tai Tak Industries Pte Ltd
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) [  ]
                                                                     (b) [  ]
--------------------------------------------------------------------------------
    3       SEC Use Only

--------------------------------------------------------------------------------
    4       Citizenship or Place of Organization:

            Republic of Singapore
--------------------------------------------------------------------------------
            Number of                 5     Sole Voting Power
                                            None
              Shares                  ------------------------------------------
                                      6     Shared Voting Power
           Beneficially                     1,927,673* ordinary shares, issuable
                                            upon conversion of convertible bonds
          Owned By Each               ------------------------------------------
                                      7     Sole Dispositive Power
            Reporting                       None
                                      ------------------------------------------
           Person With:               8     Shared Dispositive Power
                                            1,927,673* ordinary shares, issuable
                                            upon conversion of convertible bonds
--------------------------------------------------------------------------------
    9       Aggregate Amount Beneficially Owned by Each Reporting Person

            1,927,673* ordinary shares, issuable upon conversion of convertible bonds
--------------------------------------------------------------------------------
    10      Check if the Aggregate Amount in Row (9) Excludes Certain
            Shares (See Instructions)                                     [  ]
--------------------------------------------------------------------------------
    11      Percent of Class Represented by Amount in Row (9)

            5.2%
--------------------------------------------------------------------------------
    12      Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------
*     See Item 4 of Schedule.

CUSIP No. G210821050
--------------------------------------------------------------------------------
    1       Names of Reporting Persons:
            I.R.S. Identification Nos. of above persons (entities only).

            Tai Tak Securities Pte Ltd
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) [  ]
                                                                     (b) [  ]
--------------------------------------------------------------------------------
    3       SEC Use Only

--------------------------------------------------------------------------------
    4       Citizenship or Place of Organization:

            Republic of Singapore
--------------------------------------------------------------------------------
            Number of                 5     Sole Voting Power
                                            None
              Shares                  ------------------------------------------
                                      6     Shared Voting Power
           Beneficially                     1,927,673* ordinary shares, issuable
                                            upon conversion of convertible bonds
          Owned By Each               ------------------------------------------
                                      7     Sole Dispositive Power
            Reporting                       None
                                      ------------------------------------------
           Person With:               8     Shared Dispositive Power
                                            1,927,673* ordinary shares, issuable
                                            upon conversion of convertible bonds
--------------------------------------------------------------------------------
    9       Aggregate Amount Beneficially Owned by Each Reporting Person

            1,927,673* ordinary shares, issuable upon conversion of convertible bonds
--------------------------------------------------------------------------------
    10      Check if the Aggregate Amount in Row (9) Excludes Certain
            Shares (See Instructions)                                     [  ]
--------------------------------------------------------------------------------
    11      Percent of Class Represented by Amount in Row (9)

            5.2%
--------------------------------------------------------------------------------
    12      Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------
*     See Item 4 of Schedule.

ITEM 1.

     (a)  Name of Issuer

          China Yuchai International Limited, a company organized under the laws of Bermuda (the "Issuer").

     (b)  Address of Issuer's Principal Executive Offices

          The principal executive offices of the Issuer are located at 16 Raffles Quay, #26-00, Hong Leong Building, Singapore 048581.

ITEM 2.

     (a)  Name of Person Filing

          The persons filing this Statement are (i) Tai Tak Industries Pte Ltd ("TTI"), a company organized under the laws of the Republic of Singapore and (ii) Tai Tak Securities Pte Ltd ("TTS"), a company organized under the laws of the Republic of Singapore. TTI and TTS are affiliates, both being wholly-owned subsidiaries of Tai Tak Estates Sdn Bhd.

     (b)  Address of Principal Business Office or, if none, Residence

          The address of the principal business offices of both TTI and TTS is 80 Raffles Place, #28-01, UOB Plaza 1, Singapore 048624.

     (c)  Citizenship

          Each of TTI and TTS is a company organized under the laws of the Republic of Singapore.

     (d)  Title of Class of Securities

          This Statement relates to the ordinary shares, US$0.10 par value per share, of the Issuer ("Ordinary Shares").

     (e)  CUSIP Number

          The CUSIP number of the Ordinary Shares is G210821050.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4.   OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          On February 23, 2005, the Issuer issued US$25 million in principal amount of convertible bonds on a private placement basis to TTI and TTS. US$17 million in principal amount of convertible bonds were purchased by TTI and US$8 million in principal amount were purchased by TTS. The convertible bonds bear interest at a rate of 2% per annum and mature in 2012, unless redeemed earlier in accordance with their terms. The convertible bonds are convertible by bondholders into newly issued Ordinary Shares based on a conversion price of US$12.969 per Ordinary Share, subject to customary adjustments. The number of Ordinary Shares currently issuable upon full conversion of the convertible bonds is approximately 1,927,673 Ordinary Shares, which is approximately 5.4% and 5.2% of the Issuer's existing and enlarged share capital, respectively. Based on TTI's and TTS' holding of convertible bonds, and assuming that each of TTI and TTS convert all of the convertible bonds currently held by them, TTI and TTS would own approximately 1,310,818 and 616,855 Ordinary Shares, respectively (based on the number of Ordinary Shares currently issuable upon full conversion of the convertible bonds).

     (b)  Percent of class:

          The Ordinary Shares that may be beneficially owned by TTI and TTS following the conversion of the convertible bonds held by them (based on the number of Ordinary Shares currently issuable upon full conversion of the convertible bonds) constitute approximately 3.7% and 1.7% of the Issuer's existing share capital, respectively.

     (c)  Number of shares as to which the person has:

          With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, Ordinary Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

          (i)   Sole power to vote or to direct the vote

                None.

          (ii)  Shared power to vote or to direct the vote

                1,927,673 Ordinary Shares, issuable upon conversion of convertible bonds.

          (iii) Sole power to dispose or to direct the disposition of

                None.

          (iv)  Shared power to dispose or to direct the disposition of

                1,927,673 Ordinary Shares, issuable upon conversion of convertible bonds.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            TAI TAK INDUSTRIES PTE LTD

                                            /s/ Calvin Han Leong Ho
                                            ------------------------------------
                                            Name:  Calvin Han Leong Ho
                                            Title: Director
                                            March 3, 2005



                                            TAI TAK SECURITIES PTE LTD

                                            /s/ Calvin Han Leong Ho
                                            ------------------------------------
                                            Name:  Calvin Han Leong Ho
                                            Title: Director
                                            March 3, 2005